UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

CHINA CERAMICS CO., LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G2113X100

(CUSIP Number)

David M. Knott

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X100

1	Names of Reporting Persons: David M. Knott I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 233,257

	8	Shared Voting Power:

	9	Sole Dispositive Power: 233,257

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 233,257

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.14%(1)

14	Type of Reporting Person (See Instructions): IN

(1)         Based on 20,430,838 shares of the Company’s Ordinary Shares outstanding on September 30, 2013, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished by the Company on November 13, 2013.

CUSIP No. G2113X100

1	Names of Reporting Persons: Dorset Management Corporation I.R.S. Identification Nos. of Above Persons (Entities Only): 11-2873658

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 233,257

	8	Shared Voting Power:

	9	Sole Dispositive Power: 233,257

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 233,257

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.14%(1)

14	Type of Reporting Person (See Instructions): CO

(1)   Based on 20,430,838 shares of the Company’s Ordinary Shares outstanding on September 30, 2013, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished by the Company on November 13, 2013.

CUSIP No. G2113X100

1	Names of Reporting Persons: Knott Partners, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 11-2835793

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 187,000

	8	Shared Voting Power:

	9	Sole Dispositive Power: 187,000

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 187,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.92%(1)

14	Type of Reporting Person (See Instructions): PN

(1)   Based on 20,430,838 shares of the Company’s Ordinary Shares outstanding on September 30, 2013, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished by the Company on November 13, 2013.

CUSIP No. G2113X100

1	Names of Reporting Persons: Knott Partners Offshore Master Fund, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 41-2221142

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 6,757

	8	Shared Voting Power:

	9	Sole Dispositive Power: 6,757

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,757

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.03%(1)

14	Type of Reporting Person (See Instructions): PN

(1)   Based on 20,430,838 shares of the Company’s Ordinary Shares outstanding on September 30, 2013, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished by the Company on November 13, 2013.

Amendment No. 2 to Schedule 13D

This statement on Schedule 13D/A amends and supplements the Schedule 13D filed October 4, 2011 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed February 23, 2012 (“Amendment No. 1,” and together with the Initial Schedule 13D, the “Schedule 13D”) filed by David M. Knott, Dorset Management Corporation, Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P., with respect to the Ordinary Shares of China Ceramics Co., Ltd. (the “Company”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

The source of funds used in making the purchase on December 19, 2013, of the Ordinary Shares purchased indirectly by Mr. Knott through Knott Partners, L.P. was the portfolio assets of Knott Partners, L.P. on whose behalf Mr. Knott purchased the Ordinary Shares. The aggregate amount of consideration used by the Reporting Persons in making such purchase was $62,116.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The disclosure in Item 5(c) regarding the transactions of Ordinary Shares of the Company is incorporated by referenced herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Based on 20,430,838 Ordinary Shares outstanding on March 31, 2012 (as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished by the Company on May 16, 2012), as of August 3, 2012, the Reporting Persons beneficially owned an aggregate of 1,039,470 Ordinary Shares, representing 5.08% of the Ordinary Shares outstanding. Based on 20,430,838 Ordinary Shares outstanding on September 30, 2013 (as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished by the Company on November 13, 2013), as of the filing date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 233,257 Ordinary Shares, representing approximately 1.14% of the Ordinary Shares outstanding.

(c) The open market transactions described in Appendix A to this Schedule 13D reflect all transactions in the class of securities reported on that were effected during the sixty days prior to the date of the event which required the filing of this Schedule 13D and all transactions since that date until the filing of this Schedule 13D.

(d) The Reporting Persons do not know of any other persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Based on 20,430,838 Ordinary Shares outstanding on March 31, 2012 (as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished by the Company on May 16, 2012), as of August 13, 2012, each of the reporting persons ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014

/s/ David M. Knott
DAVID M. KNOTT

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott

	Name:	David M. Knott

	Title:	President

KNOTT PARTNERS, L.P.

By:	Knott Partners Management, LLC,

Its managing general partner

By:	/s/ David M. Knott

	Name:	David M. Knott

	Title:	Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

By:	Knott Partners Management, LLC,

Its sole general partner

By:	/s/ David M. Knott

	Name:	David M. Knott

	Title:	Managing Member

Appendix A

Name of Selling Entity	Date	Number of Shares	Transaction Type	Per Share Price
Knott Partners Offshore Master Fund, L.P.	6/5/2012	802	Sale	$2.7958
Mulsanne Partners, L.P.	6/5/2012	400	Sale	$2.7958
Knott Partners Offshore Master Fund, L.P.	6/6/2012	5,100	Sale	$2.7588
Mulsanne Partners, L.P.	6/6/2012	2,400	Sale	$2.7588
Knott Partners Offshore Master Fund, L.P.	6/7/2012	13,800	Sale	$2.7886
Mulsanne Partners, L.P.	6/7/2012	6,200	Sale	$2.7886
Knott Partners Offshore Master Fund, L.P.	6/8/2012	9,710	Sale	$2.7726
Mulsanne Partners, L.P.	6/8/2012	4,100	Sale	$2.7726
Knott Partners Offshore Master Fund, L.P.	6/11/2012	1,550	Sale	$2.7533
Mulsanne Partners, L.P.	6/11/2012	700	Sale	$2.7533
Knott Partners Offshore Master Fund, L.P.	6/12/2012	7,300	Sale	$2.7969
Mulsanne Partners, L.P.	6/12/2012	2,900	Sale	$2.7969
Knott Partners Offshore Master Fund, L.P.	6/13/2012	900	Sale	$2.85
Mulsanne Partners, L.P.	6/13/2012	400	Sale	$2.85
Knott Partners Offshore Master Fund, L.P.	6/14/2012	1,000	Sale	$2.7507
Mulsanne Partners, L.P.	6/14/2012	400	Sale	$2.7507
Mulsanne Partners, L.P.	6/15/2012	200	Sale	$2.745
Knott Partners Offshore Master Fund, L.P.	6/18/2012	14,700	Sale	$2.6004
Mulsanne Partners, L.P.	6/18/2012	5,300	Sale	$2.6004
Knott Partners Offshore Master Fund, L.P.	6/19/2012	2,100	Sale	$2.75
Mulsanne Partners, L.P.	6/19/2012	700	Sale	$2.75

Knott Partners Offshore Master Fund, L.P.	6/20/2012	33,500	Sale	$2.6914
Mulsanne Partners, L.P.	6/20/2012	9,100	Sale	$2.6914
Knott Partners, L.P.	7/30/2012	200	Sale	$2.75
Shoshone Partners, L.P.	7/30/2012	100	Sale	$2.75
Knott Partners, L.P.	7/31/2012	12,900	Sale	$2.7503
Knott Partners Offshore Master Fund, L.P.	7/31/2012	3,200	Sale	$2.7503
Shoshone Partners, L.P.	7/31/2012	3,700	Sale	$2.7503
Knott Partners, L.P.	8/3/2012	38,000	Sale	$2.6109
Knott Partners Offshore Master Fund, L.P.	8/3/2012	11,800	Sale	$2.6109
Shoshone Partners, L.P.	8/3/2012	10,200	Sale	$2.6109
Knott Partners, L.P.	8/7/2012	7,000	Sale	$2.6510
Knott Partners Offshore Master Fund, L.P.	8/7/2012	1,200	Sale	$2.6510
Shoshone Partners, L.P.	8/7/2012	1,800	Sale	$2.6510
Knott Partners, L.P.	8/9/2012	3,400	Sale	$2.6511
Knott Partners Offshore Master Fund, L.P.	8/9/2012	1,500	Sale	$2.6511
Shoshone Partners, L.P.	8/9/2012	1,200	Sale	$2.6511
Knott Partners, L.P.	8/10/2012	500	Sale	$2.70
Knott Partners Offshore Master Fund, L.P.	8/10/2012	600	Sale	$2.70
Mulsanne Partners, L.P.	8/10/2012	200	Sale	$2.70
Knott Partners, L.P.	8/13/2012	1,000	Sale	$2.70
Knott Partners Offshore Master Fund, L.P.	8/13/2012	700	Sale	$2.70
Shoshone Partners, L.P.	8/13/2012	400	Sale	$2.70
Knott Partners, L.P.	8/15/2012	4,800	Sale	$2.66
Knott Partners Offshore Master Fund, L.P.	8/15/2012	1,400	Sale	$2.66
Shoshone Partners, L.P.	8/15/2012	1,300	Sale	$2.66
Knott Partners Offshore Master Fund, L.P.	8/24/2012	100	Sale	$2.59
Knott Partners Offshore Master Fund, L.P.	8/28/2012	9,312	Sale	$2.5094
Knott Partners Offshore Master Fund, L.P.	8/29/2012	1,706	Sale	$2.35
Knott Partners Offshore Master Fund, L.P.	9/4/2012	100	Sale	$2.50
Knott Partners Offshore Master Fund, L.P.	9/5/2012	200	Sale	$2.50
Knott Partners Offshore Master Fund, L.P.	9/6/2012	400	Sale	$2.50

Knott Partners Offshore Master Fund, L.P.	9/11/2012	500	Sale	$2.50
Knott Partners Offshore Master Fund, L.P.	9/12/2012	21,110	Sale	$2.0333
Knott Partners Offshore Master Fund, L.P.	9/13/2012	26,634	Sale	$1.8793
Knott Partners Offshore Master Fund, L.P.	9/14/2012	15,640	Sale	$1.887
Knott Partners Offshore Master Fund, L.P.	9/17/2012	3,658	Sale	$1.85
Knott Partners Offshore Master Fund, L.P.	9/18/2012	5,000	Sale	$1.85
Knott Partners Offshore Master Fund, L.P.	9/20/2012	230	Sale	$1.8343
Knott Partners Offshore Master Fund, L.P.	9/24/2012	13,145	Sale	$1.7713
Shoshone Partners, L.P.	9/24/2012	200	Sale	$1.7713
Knott Partners Offshore Master Fund, L.P.	9/24/2012	8,455	Sale	$1.80
Knott Partners Offshore Master Fund, L.P.	9/25/2012	2,296	Sale	$1.83
Knott Partners Offshore Master Fund, L.P.	9/26/2012	1,000	Sale	$1.85
Knott Partners Offshore Master Fund, L.P.	9/27/2012	17,504	Sale	$1.7715
Knott Partners Offshore Master Fund, L.P.	9/28/2012	1,050	Sale	$1.85
Knott Partners, L.P.	10/1/2012	19,100	Sale	$1.76
Knott Partners Offshore Master Fund, L.P.	10/1/2012	1,361	Sale	$1.76
Shoshone Partners, L.P.	10/1/2012	5,200	Sale	$1.76
Knott Partners, L.P.	10/2/2012	80,600	Sale	$1.6559
Knott Partners Offshore Master Fund, L.P.	10/2/2012	7,800	Sale	$1.6559
Shoshone Partners, L.P.	10/2/2012	21,600	Sale	$1.6559
Knott Partners, L.P.	10/5/2012	36,700	Sale	$1.5055
Knott Partners Offshore Master Fund, L.P.	10/5/2012	3,500	Sale	$1.5055
Shoshone Partners, L.P.	10/5/2012	9,800	Sale	$1.5055
Knott Partners, L.P.	10/12/2012	400	Sale	$1.55
Knott Partners Offshore Master Fund, L.P.	10/12/2012	800	Sale	$1.55
Shoshone Partners, L.P.	10/12/2012	600	Sale	$1.55
Knott Partners, L.P.	10/15/2012	3,000	Sale	$1.5539
Knott Partners Offshore Master Fund, L.P.	10/15/2012	1,270	Sale	$1.5539
Shoshone Partners, L.P.	10/15/2012	900	Sale	$1.5539
Knott Partners, L.P.	10/16/2012	2,400	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	10/16/2012	600	Sale	$1.50

Shoshone Partners, L.P.	10/16/2012	800	Sale	$1.50
Knott Partners, L.P.	10/17/2012	300	Sale	$1.53
Knott Partners, L.P.	10/18/2012	1000	Sale	$1.50
Shoshone Partners, L.P.	10/18/2012	327	Sale	$1.50
Knott Partners, L.P.	10/22/2012	36,600	Sale	$1.48
Knott Partners Offshore Master Fund, L.P.	10/22/2012	3,500	Sale	$1.48
Shoshone Partners, L.P.	10/22/2012	9,900	Sale	$1.48
Knott Partners, L.P.	10/22/2012	3,700	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	10/22/2012	400	Sale	$1.50
Shoshone Partners, L.P.	10/22/2012	900	Sale	$1.50
Knott Partners, L.P.	10/23/2012	7,100	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	10/23/2012	600	Sale	$1.50
Shoshone Partners, L.P.	10/23/2012	1,800	Sale	$1.50
Knott Partners, L.P.	10/24/2012	400	Sale	$1.55
Shoshone Partners, L.P.	10/24/2012	150	Sale	$1.55
Knott Partners, L.P.	11/2/2012	7,500	Sale	$1.5020
Knott Partners Offshore Master Fund, L.P.	11/2/2012	700	Sale	$1.5020
Shoshone Partners, L.P.	11/2/2012	1,800	Sale	$1.5020
Knott Partners, L.P.	11/6/2012	7,600	Sale	$1.5014
Knott Partners Offshore Master Fund, L.P.	11/6/2012	300	Sale	$1.5014
Shoshone Partners, L.P.	11/6/2012	2,100	Sale	$1.5014
Knott Partners, L.P.	11/7/2012	15,000	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	11/7/2012	1,200	Sale	$1.50
Shoshone Partners, L.P.	11/7/2012	3,800	Sale	$1.50
Knott Partners, L.P.	11/8/2012	72,900	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	11/8/2012	7,500	Sale	$1.50
Shoshone Partners, L.P.	11/8/2012	19,600	Sale	$1.50
Knott Partners, L.P.	11/9/2012	43,900	Sale	$1.4884
Knott Partners Offshore Master Fund, L.P.	11/9/2012	4,400	Sale	$1.4884
Shoshone Partners, L.P.	11/9/2012	11,700	Sale	$1.4884
Knott Partners, L.P.	11/12/2012	500	Sale	$1.50

Knott Partners Offshore Master Fund, L.P.	11/12/2012	117	Sale	$1.50
Knott Partners, L.P.	11/13/2012	36,600	Sale	$1.4748
Knott Partners Offshore Master Fund, L.P.	11/13/2012	3,700	Sale	$1.4748
Shoshone Partners, L.P.	11/13/2012	9,800	Sale	$1.4748
Knott Partners, L.P.	11/14/2012	36,500	Sale	$1.4863
Knott Partners Offshore Master Fund, L.P.	11/14/2012	3,500	Sale	$1.4863
Shoshone Partners, L.P.	11/14/2012	9,700	Sale	$1.4863
Knott Partners, L.P.	11/15/2012	11,100	Sale	$1.4856
Knott Partners Offshore Master Fund, L.P.	11/15/2012	1,125	Sale	$1.4856
Shoshone Partners, L.P.	11/15/2012	3,000	Sale	$1.4856
Knott Partners, L.P.	11/16/2012	14,500	Sale	$1.50
Knott Partners Offshore Master Fund, L.P.	11/16/2012	1,600	Sale	$1.50
Shoshone Partners, L.P.	11/16/2012	3,900	Sale	$1.50
Knott Partners, L.P.	11/19/2012	51,300	Sale	$1.6070
Shoshone Partners, L.P.	11/19/2012	923	Sale	$1.6070
Knott Partners, L.P.	12/19/2013	29,300	Purchase	$2.12
Knott Partners Offshore Master Fund, L.P.	12/19/2013	14,200	Sale	$2.12
Shoshone Partners, L.P.	12/19/2013	15,100	Sale	$2.12